Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

04045307

SEC MAIL RECEIVED
OCT 04 2004
WASH, D.C.

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C. 20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

1 October 2004

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 30 September 2004.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82–2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

dw 10/5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
Kelda Group plc	HSBC Bank plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	
HSBC Global Custody Nominees (UK) Ltd	1,069,046
James Capel (Nominees) Limited a/c COL	149,145
James Capel (Nominees) Limited a/c Charity	180,360
Unknown	9,873,225

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	NOT DISCLOSED	NOT DISCLOSED	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	28 SEPTEMBER 2004	30 SEPTEMBER 2004

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
11,271,776	3.00%

14. Any additional information	15. Name of contact and telephone number for queries
	Jane Downes – 01274 804135

16. Name and signature of authorised company official responsible for making this notification
Lesley Bryenton
Date of notification: 30 September 2004